Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

CORPORATE PARTICIPANTS

Danielle Foley C&J Energy Services, Inc. - Associate General Counsel

Josh Comstock C&J Energy Services, Inc. - Founder, Chairman and CEO

Randy McMullen C&J Energy Services, Inc. - President and CFO

Don Gawick C&J Energy Services, Inc. - COO

CONFERENCE CALL PARTICIPANTS

John Daniel Simmons & Company International - Analyst

Brad Handler Jefferies & Co. - Analyst

Mark Bianchi Cowen and Company - Analyst

Brandon Dobell William Blair & Company - Analyst

Ben Swomley Morgan Stanley - Analyst

PRESENTATION

Operator

Good morning and welcome to the second-quarter 2014 C&J Energy Services earnings conference call.

(Operator Instructions)

As a reminder, ladies and gentlemen, this conference call is being recorded, and your participation implies consent to our recording of this call. If you do not agree with these terms, please disconnect at this time. Thank you. I would now like to turn the call over to Danielle Foley, Associate General Counsel. Please go ahead.

Danielle Foley - C&J Energy Services, Inc. - Associate General Counsel

Good morning, everyone. And thank you for joining us on this call to discuss C&J Energy Services’ second-quarter results for 2014.

Before we get started, I’d like to direct your attention to the forward-looking statements disclaimer contained in the news release that C&J put out yesterday afternoon. A copy of the news release is available on the Company’s website at www.cjenergy.com.

In summary, the cautionary note states that information provided in the news release, and on this conference call, that speak to the Company’s expectations or predictions of the future are considered forward-looking statement, and covered by the Safe Harbor provision under the federal securities laws. Although these forward-looking statements reflect management’s current view and assumptions regarding future events, future business conditions and outlook based on current available information, these forward-looking statements are subject to certain risks and uncertainties, some of which are beyond the Company’s control, that could impact the Company’s operations and financial to cause C&J’s actual results to differ materially from those expressed or implied by these statements.

I refer you to C&J’s disclosure regarding risk factors and forward-looking statements in its filings with the SEC for a discussion of the known factors that could cause our actual results to differ materially from those indicated or implied by such forward-looking statements. Please note that the Company undertakes no obligation to publicly update or revise any forward-looking statements, and, as such, these statements speak only as of the date they were made.

As a reminder, today’s call is being webcast live, and a replay will be available at C&J’s website. Please note that the information relayed on this call speaks only as of today, July 31, 2014, so any time-sensitive information may no longer be accurate at the time of replay.

Finally, as recently announced, we have entered into an agreement to combine with completion and production services businesses of Nabors Industry. During our prepared remarks, we’ll comment on the proposed combination. Please note that our communications do not constitute an offer to sell or the solicitation of an offer to buy any securities by solicitation of any vote or approval. We and a subsidiary of Nabors will file a joint proxy statement describing the proposed combination with the SEC, and mail it to C&J’s stockholders following clearance by the FTC.

With that, I’d like to turn the call over to Josh Comstock, Founder, CEO, and Chairman of C&J Energy Services.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

Good morning, everyone. We appreciate you joining us for our second-quarter, 2014 earnings conference call. With me today are Randy McMullen, our President and Chief Executive Officer, and Don Gawick, our Chief Operating Officer.

This call will follow our customary format. First I will review our second-quarter achievements, after which Randy will discuss our financial results in more detail.

Second quarter was a tremendous quarter for C&J. We announced a transformative deal that will immediately and significantly accelerate our long-term growth strategy. We completed an acquisition that introduced our Company to the west coast. And we accomplished all that while continuing to deliver strong growth in our core business. I will discuss our strategic acquisitions more in a moment.

First, I’m proud to announce that during the second quarter, we produced record revenue of $367.9 million, a 16% increase over our prior quarter from the first quarter of 2014. Adjusted EBITDA and adjusted net income, excluding costs related to our second-quarter transactions, also increased significantly over the prior quarter. These improvements were primarily driven by higher utilization across our core service lines, as we built on momentum from earlier in the year.

We successfully capitalized on the upswing in completion activity and trend toward greater service intensity, gaining market share as we deployed new equipment to meet existing demand and expanded our customer base through targeted sales efforts. Our hydraulic fracturing operations led our growth, with a 19% sequential increase in revenue, primarily due to high activity levels, coupled with more service-intensive work, which together involved larger volumes of certain consumables.

In late April, we added 20,000 new hydraulic horsepower to support increasing intensity. And in July we deployed an additional 40,000 hydraulic horsepower, in line with rising customer demand.

Anticipating that completion activity and service intensity levels will continue to increase, we remain on track to deploy an incremental 40,000 horsepower later in the year. Much of this equipment is currently being constructed by our manufacturing business, which enables us to control delivery schedules, certifications, and costs. Additionally, this will be the first of our equipment to include our proprietary control systems since acquiring this technology in 2013. We believe that the enhanced functionality and cost savings provided by satisfying one more of our needs in-house, we build strong returns on our investment as we move ahead.

Our wireline operations also delivered double-digit growth of 13% quarter over quarter due to strong demand for our wireline and pumpdown services by high utilization customers. We have aggressively grown this business since acquiring Casedhole Solutions in June of 2012, building and expanding our customer base and geographic reach while maintaining strong margins.

Based on the strength of this business, and in furtherance of our growth strategy, on May 30, we acquired Tiger Cased Hole Services, a leading provider of cased hole wireline services on the west coast. The addition of Tiger established our presence in a new market, and provides a solid platform with identical growth opportunities for all of our service lines. We intend to continue investing in the broadening of our wireline operation. And we’re confident that we can leverage Tiger’s experience and relationships with many of the top operators in the region to introduce our other services.

We believe that we’re now the leading cased hole wireline provider in the US. And we are beginning to look at expanding further north, such as areas of Canada.

Other highlights from the second quarter include reaching another milestone in our overseas expansion efforts. We’re now working in Saudi Arabia under our first international contract which we entered into earlier this year. Last quarter we discussed that we had established equipment, crews, and logistics on the ground as we prepared to commence operations.

In late June, we mobilized two locations for our customer, and in early July we completed our first coiled tubing job. The customer chose to give us a complex and technically demanding first project. And we’re proud to have performed flawlessly, and received exceptional positive feedback from the customer.

I want to take a moment to extend my appreciation and gratitude to a stellar operational team for performing with such excellence and capability, demonstrating C&J’s superior execution and efficiency, which have become synonymous with our brand. I also want to thank all of our employees who worked tirelessly to make this opportunity possible, and did so in record time. We believe these successes are a further testament to our ability to effectively compete against much larger competitors. And we are optimistic about the significant potential we see in this emerging market.

Finally, and most notably, as previously announced during the second quarter, we entered into an agreement to acquire Nabors completion and production services, which we refer to as NCPS. We are extremely excited about this combination, which will create the tenth largest completion and production services provider in North America, and vastly accelerate our long-term growth strategy.

Among the many key strategic benefits that we have highlighted are the immediate increases in scale, geographic footprint, and customer base, as well as enhanced opportunities for further growth. Our international expansion efforts will also benefit from the global alliance agreement we entered into with Nabors upon closing of this transaction.

We are pleased to have the opportunity to partner with a preeminent global drilling company on international projects, which we believe will boost our credibility and facilitate our entry into new markets. We look forward to completing this transaction which is expected to occur before the end of the year. Closing is subject to approval by our stockholders and customary closing conditions, including certain regulatory approvals. We have been granted early termination of the HSR antitrust waiting period, and we are working with Nabors to file a joint proxy statement with the SEC as soon as possible.

We appreciate the enthusiasm and support this proposed combination continues to receive from our employees, customers, vendors and investors. In order to ensure a smooth transition we have engaged a management consulting firm to work with our integration team to develop a comprehensive plan for combining our companies. We’re eager to integrate NCPS’s highly complementary services and experienced employee base into our operation. And we’re ready to leverage the greater size, capability, and resources of our combined companies to take advantage of the existing market improvement and maximize the projected synergies. With that, I’ll now turn the call over to Randy to run through our second-quarter results in more detail.

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Thanks, Josh. Good morning, everyone. As Josh noted, we are pleased to post record revenue of $367.9 million for the second quarter of 2014, representing a 16% sequential increase. Excluding a $4.6 million after-tax charge for transaction costs primarily related to the proposed NCPS transaction, adjusted net income increased 35% to $15.7 million, representing $0.28 of earnings per diluted share, compared to net income of $11.6 million, or $0.21 per diluted share for the first quarter of 2014.

Second-quarter adjusted EBITDA of $53 million was 23% compared to $43 million for the prior quarter. And adjusted EBITDA margin increased to 14.4% in the second quarter compared to 13.6% in the first quarter.

Our improved results were primarily driven by strong utilization in our hydraulic fracturing and wireline businesses, as we successfully capitalized on the increase in completion activity in our primary operating areas, tracking new customers and expanding market share. The improvements in second quarter adjusted EBITDA and adjusted net income were offset by additional costs of approximately $9.5 million associated with ongoing investments in our strategic initiatives, as well as a general increase in support costs related to the Company’s growth.

In the second quarter of 2014, revenue from our hydraulic fracturing operations increased 19% sequentially to $221.6 million, accounting for 60% of our overall second (inaudible). The increase in revenue was the result of higher activity levels, coupled with more service-intensive work, which together involved larger volumes of certain consumables. While these factors contributed to revenue, the greater input cost, together with increased logistics expenses, negatively impacted second-quarter margins.

Our strategy for improving profitability for our largest service line remains focused on driving top-line growth by maximizing utilization of our assets. Integral to our strategy is targeting operators who focus on efficiency, service-intensive 24-hour operations, and multi-well pad drilling. We believe that our reputation for achieving optimal efficiency on the most complex, technically demanding jobs ideally positions us to take advantage of current market trends.

Shifting to our coiled tubing operations, revenue increased 8% quarter over quarter to $43.1 million, making up 12% of our total revenue for the second quarter. These results were driven by continued demand for our high-capacity units. And we also gained traction in some of our newer operating units which improved overall utilization.

Our wireline operations grew revenue 13% sequentially to $93.6 million, contributing 25% of our overall second-quarter revenue. This includes revenue of $20.8 million contributed by our pumpdown operation, which we have grown significantly over the last year with consistently strong margins. Revenue increased primarily due to higher activity levels, with added benefit from the [conforment] of new equipment as well as contributions from Tiger Cased Hole Services, which we acquired on May 30.

Our equipment manufacturing business contributed $3.4 million of revenue, representing an increase of $1.2 million over the prior quarter. Our in-house manufacturing capabilities enable us to minimize cost and control the specifications and delivery schedules of new equipment, which makes us able to timely respond to customer demand. This provides a strong competitive advantage, particularly in the current market. This segment is also key to our vertical integration efforts, providing us with the means to integrate our strategic initiatives to implement technological developments and enhancements to capture additional cost savings.

Second-quarter gross margin was consistent with the first quarter, coming in at 27.2%. Based on current visibility, we do not expect gross margin to materially change in the near future.

SG&A costs increased approximately 8% quarter over quarter to $43.5 million, excluding $7.4 million of transaction costs. And R&D expense increased to $3.6 million. The rise in SG&A and R&D primarily resulted from higher costs associated with supporting the Company’s growth, including our growing employee base, continued investments in our diversification, vertical integration, and technology initiatives.

Expenses related to our international expansion initiative, including SG&A, will also steadily increase as we build the infrastructure needed to support operations in the Middle East, and establish equipment, crews and logistics in Saudi Arabia for coiled tubing services under our first international contract. Inclusive of both SG&A and R&D, these strategic initiatives contributed approximately $9.5 million of additional costs for the second quarter of 2014, compared to $8.1 million of additional costs for the first quarter.

As we continue to execute our long-term growth strategy and advance our strategic initiatives, our SG&A and R&D costs will also continue to grow, although we believe that these investments will enhance our ability to generate higher returns and drive shareholder value over the long term. We anticipate that SG&A and R&D will range between [$49 million to $50 million] for the third quarter of 2014. In addition, we expect to incur significant costs associated with completing the NCPS transaction and integrating our combined companies.

Now let’s move onto the balance sheet. At the end of the second quarter, we had a cash balance of approximately $19 million, $261 million in borrowings under our credit facility, and $37 million in long-term capital lease obligations. Borrowings increased during the second quarter due to a number of factors, including increased capital expenditures for new equipment, funding the Tiger acquisition, higher working capital, and NCPS transaction costs.

Looking at our cash flow statement, we generated $20 million of cash from operations during the second quarter of 2014, a decrease from $51 million for the first quarter. This change resulted from an increase in our receivables balance, in line with higher activity over the quarter, as well as a slight buildup in inventory.

Capital expenditures totaled $86.3 million during the second quarter of 2014, and $25.4 million of depreciation and amortization expense. Our second-quarter CapEx primarily consisted of construction costs for new equipment.

Capital expenditures year to date totaled $143.7 million. And our remaining 2014 capital expenditures are expected to range in the $120 million to the $140 million, based on current equipment orders, in further development of our strategic initiatives.

Corresponding with our increase in capital spend, depreciation and amortization expense is also expected to continue to increase, coming in at approximately $29 million for the third quarter. We anticipate that some of our remaining 2014 capital expenditures may get pushed into next year if there are any delays of the equipment deliveries currently scheduled for the fourth quarter.

Looking at 2015 we currently expect that much of our capital expenditure plan to be directed to maintenance CapEx, given the significant asset base that we will acquire with NCPS. That said, it’s worth noting that we continually monitor the market to be able to invest in new equipment to capitalize on growth opportunities and meet customer demand. As we have said before, one of the many benefits of our in-house manufacturing capabilities is the competitive advantage of being able to quickly respond to changes in market conditions and customer demand.

Additionally, by using equity to fund a significant portion of the consideration for the NCPS transaction, we will maintain a strong balance sheet and position the combined company to generate significant free cash flow. This will allow us to continue to reinvest in the growth of our business as strategic opportunities arise, with flexibility in our approach to grow both organically and through acquisitions. We will continue to explore compelling opportunities to enhance and diversify our service operations.

Lastly, our effective tax rate for the second quarter came in at approximately 39%, consistent with the first quarter. We currently anticipate that our effective tax rate will remain at this level for the remainder of 2014. Upon combining with NCPS, C&J will be incorporated in Bermuda, which has the potential to lower our effective tax rate over time.

I will now turn the call back to Josh for closing remarks.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

Thanks, Randy. In conclusion, we’re proud of our operational and strategic acuity in the second quarter. And based on current activity levels, an indication of the demand, we’re very optimistic about the future. Our fundamental strengths are well aligned with the current concentration on service-intensive completion work, which is where we can best differentiate our services from our competitors.

We believe that our reputation for providing superior execution and efficiency on the most complex and technically demanding jobs will continue to drive an above-market demand for our services. The combination with NCPS will further enhance our ability to capitalize our growing completion activities. NCPS will also add its fleet of industry-leading production services, we believe positions us to benefit, as operators begin to rework mature basins. We look forward to welcoming all of our new employees from NCPS and integrating our operations as soon as possible.

In the meantime, we remain focused on maximizing equipment utilization, operating efficiently, and expanding market share through our core businesses. We will also continue to make further investments in our strategic initiatives, including service line diversification, vertical integration, and technological advancement. We believe that these investments will yield significant returns and meaningful cost savings to us over the long-term. And the benefits provided are scalable. We’re positioning the Company to capture synergies, create value and maximize the expanded asset base that we will gain with NCPS.

Our research and technology division continues to develop innovative different purpose solutions that will enhance our core service offering, increase completion efficiency, provide cost savings to our operations, and add value to our customers. During the second quarter of 2014, we began field testing several new products, and several other new products are planned for field testing over the remainder of 2014. We think it’s very impressive that the development process for most projects are taking less than a year from conception to field test, compared to as long as four to six years at many other service companies.

As Randy mentioned, our equipment manufacturing business provides a perfect platform for the efficient implementation of these technological developments and enhancements at reduced cost. We believe that the speed with which we can develop and implement new technology provides us with a competitive advantage by, among other things, providing the flexibility to quickly respond to changes in customer requirements and industry trends. Being able to control our equipment specifications and construction schedules ensures continual improvement and drive more efficient maintenance and repair, enables us to avoid undue construction delays and down time in our core service line.

This business has provided significant value to C&J since our acquisition of Total Equipment in April of 2011, including approximately $50.5 million of cash flow savings at a net acquisition cost of $27.2 million. I would also like to congratulate the team at Total Equipment for a record throughput month in June, which greatly benefited our operations by allowing us to deploy equipment on time.

In an effort to drive greater cost savings from inter-company purchase, we expanded the capabilities of our specialty chemicals business during the second quarter, and also focused on strategic third-party growth. Through this business, we have begun blending our guar slurry, which should allow us to further reduce our costs going forward.

The final point on our strategic initiatives, last quarter we mentioned that we recently began manufacturing and leasing proprietary drilling motors, building on the technology that we acquired in April 2013. This acquisition was one of the first steps in our strategy to add directional drilling to our service offerings. And during the second quarter we continued our multi-positive integrative approach to develop our directional drilling capability.

Our recently hired Vice President Directional Drilling Services has been working to assemble a team of expert personnel in highly specialized equipment, technology, and processes, to be able to uphold C&J’s reputation for superior service quality, efficiency, and execution. We have already demonstrated this new service offering to a customers, And, as a result of the progress made to date, we expect to fully launch operations by the end of the year.

Although not at the outset, our goal for that over time for our directional drilling services will be provided exclusively using our integrated downhole tools and directional drilling technology. We look forward to updating you about our progress on this front on future calls.

In closing, I want to thank all of our employees for their hard work and dedication. We know that your efforts are behind all that we have accomplished, and we are thankful to have such an incredible group of talented, compassionate people to making C&J the best company in the industry.

We have a lot of work ahead of us, and I’m counting on each of you to help us achieve a successful and seamless integration with NCPS. As we combine our companies and plan our future course, it is important that we take full advantage of the significant synergy and execute on the new opportunities provided by our greater scale, capabilities, and resources. At all times we must maintain our passion and remain focused on our priorities, which are providing the most efficient and effective solutions for our customers, and creating value for our shareholders. I want to ask all of you for your support in assuring that our operations continue to operate safely and with excellence.

At this point, operator, we’d like to open the call for questions.

QUESTION AND ANSWER

Operator

Our first question comes from the line of John Daniel of Simmons & Company.

John Daniel - Simmons & Company International - Analyst

Hi, guys. Just a couple for me. First, how much of the revenue improvement in Q2 was tied to the 20,000 horsepower versus just better utilization of the existing asset base and rising service intensity and all that good stuff?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

John, it’s Randy. The improvement came from the utilization of the other line equipment, as we discussed on the last call. We have the ability to continue to drive the performance within our fleets. And we saw a significant improvement in Q2 and Q1 on the top-line basis, really on a (inaudible) basis, as well.

John Daniel - Simmons & Company International - Analyst

So, would it be incorrect to think that 20,000 horsepower wasn’t a new fleet, but more rotational or expanded capacity? Is that right?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Yes, that’s right, John. That’s the way to look at it. 20,000, as we said before, as we entered the spot market, we needed the flexibility to move from customer to customer. And the 20,000 gave us the stability to do that.

John Daniel - Simmons & Company International - Analyst

Okay. Just two more for me and then I’ll jump off. But any color, Randy, on the transaction price for Tiger, run rate on quarterly revenue, number of wireline units? Just anything to be a bit more descriptive on the business?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Sure. Purchase price was just over $33 million for the business. The business is doing just over $6 million revenue.

John Daniel - Simmons & Company International - Analyst

Of EBITDA?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

No, of revenue.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

Quarterly.

John Daniel - Simmons & Company International - Analyst

Okay, good. All right.

Randy McMullen - C&J Energy Services, Inc. - President and CFO

And the general estimated purchase price into 2014, expectations for the business is a little over 4 times. And the amount of trucks, they’ve currently got 16 wireline trucks. 12 of those units are active on a full-time basis.

John Daniel - Simmons & Company International - Analyst

Okay. And last one for me is just, given the growth in the wireline operation, as well as better utilization of the frac fleet, and understanding you’ve got logistics costs and all that, why won’t gross margins improve here in Q3?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

There are several reasons. The first and foremost is that the sand and chemicals are becoming — as the jobs become more intensive, they’re becoming a much bigger part of the overall frac ticket. So there’s lower margin on consumables than there are on services.

And then you couple that with the fact that frac is going more rapidly than the other services, and it’s a much bigger ticket item. So frac becomes a larger percentage of revenue. Frac being a lower margin than coiled tubing and wireline. It’s just math that the margins would — as the lower-margin business becomes a greater percentage of your overall revenues, margins would typically decrease unless you were seeing some price increasing in that lower-margin business. We’re saying the margins stay flat.

John Daniel - Simmons & Company International - Analyst

Okay. So pricing, there’s no expected pricing improvement for you in Q3?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

I don’t think that’s what we’re saying. I would guess there’s product improvement. What I said was frac is a lower-margin business and it’s becoming a larger percentage of your overall revenue. So, just with no pricing increases, that would drive overall margin down.

We’re saying overall margin is going to remain flat to slightly up. So, that would indicate price increase in your lower-margin business, which is the frac business.

John Daniel - Simmons & Company International - Analyst

Okay. I got it. Thanks, Josh. I’ll let others jump in here. Thanks for your time.

Operator

Your next question comes from the line of Brad Handler of Jefferies.

Brad Handler - Jefferies & Co. - Analyst

Thanks, good morning. Maybe we’ll stick with the same theme. Randy, if you would, could you give us the EBITDA margins per segment, as you have done traditionally?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Sure, Brad. Stimulation and well intervention, 14.2%. Wireline services,33.3%. And equipment manufacturing at 21.6%. And worth noting, Brad, that stimulation of well [innergreement] is where the strategic initiatives run through. So, obviously, as those costs continue to rise, they’re a negative drive on the margin for that particular segment.

Brad Handler - Jefferies & Co. - Analyst

Thank you. That was anticipating question number two. I’m wondering if there’s a way to isolate how much sand and chemicals and these input costs rose sequentially. How much of that growth is a function of that. I’m parsing out jobs here, and I realize that’s difficult. But what we’re reaching for is some sense that this intuition that your underlying margins of higher utilization should be higher, right? And I’m wondering if there’s a way for you to carve that out for us and show us that that might be true.

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Quarter over quarter, as a percentage of sales for the two items, that grew anywhere from 5% to 10%. And then, of course, with that comes lower margin pass-through. And then on top of that, as we’ve noted in the release and in the script, we were combating increases on the logistics side, as well, that would have a negative effect on margins.

Brad Handler - Jefferies & Co. - Analyst

So, sand and chemicals grew 5% to 10% sequentially.

Randy McMullen - C&J Energy Services, Inc. - President and CFO

As a percentage of sales.

Brad Handler - Jefferies & Co. - Analyst

Okay. Thank you. Can you describe the logistics challenges a little bit more? And maybe does that continue to be a problem? Or can you get that maybe, again on a percentage of sales basis, can that go down as you move your way through the second half of the year?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

The logistics problems mainly occur on the trucking side, in which you had through 2013, you had a lot of guys that were trucking sand that got out of the sand trucking business due to pricing pressures, and started hauling other items. As sand volumes have increased significantly since the beginning of the year, there’s been need for more trucking. And trucking pricing — it’s just supply and demand — the trucking pricing has gone up.

And, so, we think that we have started to see this capacity come in the market. Sand costs, we have that under control, we believe. And on the trucking and logistics side, I wouldn’t say that it’s completely under control, but it is getting there rapidly. And we’re going to our customers and passing those costs through, and are doing that successfully.

So going forward, I would think that we would have those under control. Don, if you have anything else to add there.

Don Gawick - C&J Energy Services, Inc. - COO

Yes. Generally, the impact that we’ve seen, of course, it tends to be happening real time. And with the shortage of trucking, you put together your pricing quotations and the estimates for the customers. So, there tends to be a little bit of a lag there in terms of being able to pass that cost through to the clients.

And that’s something we aggressively did through Q2, continue to do in Q3. We’ve adjusted a number of the throughput costs with those items to our customers and continue to do that. We’re at the point now where we’ve gotten on top of that. So, the negative impact we saw in Q2 has essentially been largely mitigated, and that effect should really dissipate in the third quarter.

Brad Handler - Jefferies & Co. - Analyst

Thanks. You gave me several questions. I’ll let others have a turn. Thank you.

Operator

Your next question comes from Mark Bianchi of Cowen and Company.

Mark Bianchi - Cowen and Company - Analyst

Hi, guys. Nice job on the sequential improvement in many of the business lines. I’m just curious if you could, first, as I try to run the percentage margins you just provided with the revenue for each segment, I’m coming up with a little bit of a shortfall in the total EBITDA. Is there something else there that I might be missing?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

The only item that we didn’t give for segment was the corporate eliminations. I covered all the numbers that are typically in the table.

Mark Bianchi - Cowen and Company - Analyst

Okay. Is the corporate eliminations in the $20 million range?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Yes, it’s $24 million.

Mark Bianchi - Cowen and Company - Analyst

Okay. Got it. And then just thinking about the potential for the Nabors acquisition, and how you’re going to turn the business around, I was hoping you could just discuss a little bit more about some of the initiatives there. There’s a lot of people that’ll be coming into the merged entity. There’s a lot of scale there. And we’ve gotten a lot of questions about what are the specific initiatives in terms of bringing the frac business, in particular, up to C&J standards?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

I’ll start by saying that I don’t think that operationally there’s any operational issues with Nabors. So, we say the C&J standard is more of a target of efficiency and a customer target, to do 24-hour work on just about all of our fleets are the most efficient customers.

One of the most attractive items when we looked at Nabors was there was actually no customer overlap. Internally we looked at organic growth at the same time we looked at transactional growth. And we had and have a need of additional equipment with customers that are the types of customers that C&J worked for that we can’t currently supply. And Nabors is not supplying those customers either.

So, we believe that we can look at the Nabors fleet and the areas where they’re not working the most efficiently and generating the most efficient and effective revenue with that equipment that they can, we will address that, and address that through targeting the right customers. That said, there are other areas of improvement around costs, just all of the strategic initiatives that we’re spending all this money on that impacts SG&A, which is $9.5 million this quarter, second quarter.

We’ve spent a lot of capital around R&D, around manufacturing, and vertical integration, and bringing more support in-house. And as we’ve spent that money, we’ve done so with the forethought that we were going to grow still considerably. So, we expect that having this deal come to us essentially in a very short time frame will allow us to take advantage of these vertical integration efforts and all the strategic initiatives and spending that we’ve been doing. And that’s going to also help us reduce costs.

So we’ll have revenue improvement from targeting high-efficiency customers, we’ll have cost improvement through our vertical integration, and through R&D, through general consumables in the market.

Mark Bianchi - Cowen and Company - Analyst

Okay. The question about the vertical integration and how you’re able to help there, with the recent experience and having some challenges with the input costs, it begs the question is there really something that you can bring to the table there with these costs.

Randy McMullen - C&J Energy Services, Inc. - President and CFO

I guess the best answer is you guys will have to wait and see. But we believe that we wouldn’t have made the acquisition if we didn’t think we could. And we did the diligence and determined we could. (inaudible) our end, without trying to sound defensive.

Input costs have not been necessarily an issue for us. It’s the logistics around the sand. And, as Don said, we think we’ve got that under control. And we believe that our costs in most places are below or at industry norms. So we’re definitely not paying above costs, as maybe others are. So we think there’s room for improvement — definitely room for improvement on the cost front.

Mark Bianchi - Cowen and Company - Analyst

Got it. Thank you, I’ll turn it back.

Operator

(Operator Instructions)

Our next question comes from Brandon Dobell of William Blair.

Brandon Dobell - William Blair & Company - Analyst

Based on your comments about the additional 20,000 you guys added in April, how do we think about the 40,000 that you’re going to add later this year? Maybe a little more color on specific timing, early customer feedback on your ability to put that to work quickly. Just a little more color there. Thanks.

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Yes, so as we said, we added the 20,000 horsepower in April, and that certainly helped us to improve our coverage and utilization with the customer base that we had. We brought 40,000 horsepower online early in July. We’ll see the results of that through much of the third quarter.

Basically that went right to work. Quite frankly, it’s completely booked. So, that constitutes an additional fleet working for new customers for us.

We anticipate the additional 40,000 horsepower that we’re talking about coming online for a good portion of the fourth quarter. And again, we have customers waiting for that capacity. It’ll be put to work immediately, expanding with another fleet, essentially.

And, again, that work is essentially in west Texas where we, in fact, have a backlog right now that’s very significant. Looking out over the next three to four months, we’ve fully covered up and have got a number of customers that are very high utilization clients that are hoping that we can continue to add capacity.

Brandon Dobell - William Blair & Company - Analyst

And then maybe, Randy, keep going with you for a second on the strategic initiative spending, the R&D, stuff like that. How do we think about the dollars of that spending looking out the next, I don’t know, four to six quarters? Should it stay at this level? Do you see it trending down to a much more modest number looking out a year or so?

And, as a follow-on to that, you guys mentioned your own control systems as, it sounds like, an outgrowth of that effort. But over the next year or so, how large of an impact do you think some of the things coming out of those initiatives can be, either in your cost structure or in terms of other revenue sources?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

To your first question, we do expect it to slightly increase in Q3. And the estimate that we gave for SG&A and R&D included that. And expect a slight increase in the fourth quarter, as well.

However, 2015 is where we expect to really start to see the benefits of the investments in these initiatives. And, as we said, that is the year that we expect to essential overhaul the costs with the spending around those initiatives. And that’s either through the vertical integration plan and thus reducing our costs on the various projects we’re working on with the existing service lines. Or through new product deliveries where we’ll start capturing more margin and overcome the investment that we’ve been experiencing throughout 2014. And then, of course, beyond that in 2016 is when we really start to see the returns, the benefits, of what we’re doing. We really start to see margin expansion as it relates to the various initiatives that we’re working on.

Brandon Dobell - William Blair & Company - Analyst

Okay. And then final one for me, given the recent start of the job in Saudi Arabia, what’s the next step there? Is there more opportunity? Is there a qualification period that you guys now have to sit and wait for to figure out if there’s more jobs to come here in Q3, Q4? Or is there already some plans in place to keep you guys working there?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

We’re already on our next job. So it’s going forward and going forward well. They put us on a second job almost immediately after finishing the first one. So, we think that going forward, there’s going to be increasing demand, and we’re going to be able to employ more equipment to that region.

Brandon Dobell - William Blair & Company - Analyst

Okay, thanks a lot.

Operator

Your next question comes from John Daniel of Simmons & Company.

John Daniel - Simmons & Company International - Analyst

Thanks for putting me back in. Randy, I hate to be a bother, more a modeling question. But, as we think to Q3 for top line on frac, you’ve got the benefit of some pricing and the 40,000 horsepower. As you think about the revenue growth you’ve had the last couple quarters — impressive, 27% growth in Q1, 19% growth in Q2 — are we decelerating into the low teens in Q3, just given the other stuff that’s probably totally utilized?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

With the addition of the equipment and the continued improvement in the underlying asset base, we expect to continue to grow the revenue sequentially, consistent with what we’ve done Q2 over Q1.

John Daniel - Simmons & Company International - Analyst

So somewhere low 20% is achievable?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

A lot of it would depend on the delivery of the second fleet that Don mentioned, and when that comes in. But just generally, as we discussed last call, our ability to perform, the revenue that was generated on a first fleet basis in Q2, and we’ve done that. But we also continue to feel confident there’s even more ability to drive more out of these fleets, by continuing to maximize utilization, and looking for the most potential to max out the profit dollars on a per fleet basis.

John Daniel - Simmons & Company International - Analyst

Okay. And, then, given the visibility that you guys have today, which is clearly strong, has anyone given you any indication of the Q4 seasonal slow down at this point?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

No, we haven’t. We haven’t seen any of that. Obviously it always occurs. It’s just at what level, right?

Year before last, it was significant. Last year, depending on the service line, it was somewhat impactful in some service lines, others it wasn’t. We’re not expecting anything out of the norm significant currently.

John Daniel - Simmons & Company International - Analyst

Okay. Fair enough. And then, Josh, given the (inaudible), the workover and trucking composure in California, have any of those customers at this point reached out to you guys about potential frac services in California? And does it have any interest to you?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

No, the customers haven’t reached out. Obviously we just — I mean we literally closed a small wireline acquisition at the end of May. So the short answer is no, they’ve not reached out about fracturing.

The interest question is, we have discussions internally about the basins in California. We think obviously they’re much slower moving than Texas just due to a variety of reasons. But we think that that market is a market that is less fragmented than the rest of the industry.

And we think that’s a market that fracking will eventually happen in, and could happen in a big way. And we believe that having a strong presence there will be key to the success of driving frac into that market. And we intend to do that.

John Daniel - Simmons & Company International - Analyst

Okay. And then two last quick housekeeping ones. The G&A and R&D guidance, I just want to confirm that does not include the transaction costs?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

That’s correct, John.

John Daniel - Simmons & Company International - Analyst

And that will be reflected as we modify EBITDA margins for the frac segment, lower?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

Correct.

John Daniel - Simmons & Company International - Analyst

And then the job counts for coiled tubing, is that something that you guys will disclose in the Q or are you going to cease doing that?

Randy McMullen - C&J Energy Services, Inc. - President and CFO

At this point, John, as we mentioned last quarter, we’re not going to be disclosing the (inaudible) on a go-forward basis.

John Daniel - Simmons & Company International - Analyst

Got it. Okay, I forgot. Thank you.

Operator

You’re next question comes from Ben Swomley of Morgan Stanley.

Ben Swomley - Morgan Stanley - Analyst

Hi, good morning. I just wanted to dig in a little bit more. And I know that you mentioned on your consumables cost that you’re not at a disadvantage, you’re probably in line with market, and it’s not hurting that much. It’s more the logistics side.

But I am wondering, given the increase with the Nabors acquisition into 2015, you’ll be a much larger buyer of some of these consumables. How do you think about the ability to perhaps generate even greater purchasing synergies? Can you get volume discounts at this point? Or should we be thinking about that at all?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

I’d just say that being a larger entity, just as you said, you’re buying volume. And we would expect, and we have seen in the past that the bigger we get, the more pricing power we have, or the greater ability we have to push pricing down from our vendors, because you are buying much more volume.

We have great relationships with our sand vendors. And that sand is really the only item now that we don’t own ourselves on the vertical integration side, especially on the frac side. So, that’s the biggest ticket item that we can really drive outside costs down on.

So, we believe that — it’s a number of sand vendors that we go with, they’re large companies, we have great relationships, And so we think we could further reduce those costs, and expect to further reduce those costs — for any of those who are listening, those sand companies that are listening — as we grow. We would fully expect volume discounts going forward.

Ben Swomley - Morgan Stanley - Analyst

Now, you mentioned it’s the only piece of the vertical integration puzzle that you don’t have right now. Does it at some point make sense to vertically integrate that way?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

I wouldn’t say never. What I’ve said in the past, and what I continue to believe is we’ve just seen profit change, and the type of profits that are used in different basins change over the course of several years. And, so, that’s a business that I think is best suited for companies that are in it for the long haul and have multiple outlets besides just one single company. There’s no near-term plans to jump into sand. But I’ll never say never.

Ben Swomley - Morgan Stanley - Analyst

All right, that’s helpful. Just one last quick one. Did you mention how much more volume you’re pumping on a percentage basis maybe versus the beginning of the year or year over year?

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

I can just tell you sand volumes, from December to now, have almost doubled.

Ben Swomley - Morgan Stanley - Analyst

All right, great. Thanks very much.

Operator

That concludes our question-and-answer period. I would now like to turn the call back over to Josh Comstock for closing remarks.

Josh Comstock - C&J Energy Services, Inc. - Founder, Chairman and CEO

All right, we appreciate everyone joining us for this quarter’s call. Hopefully by the end of the next quarter, or close to it, we’ll be in a position to update everyone on the NCPS transaction. And we look forward to speaking to you soon. Thank you.

Operator

Thank you. That does conclude today’s conference for the second-quarter 2014 C&J Energy Services earnings conference call. You may now disconnect your lines at this time. And have a wonderful day.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors Industries Ltd. (“Nabors”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J Energy Services, Inc. (“C&J”). Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

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Forward-Looking Statements and Cautionary Statements

This news release (and any oral statements made regarding the subjects of this release, including on the conference call announced herein) contains certain statements and information that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “plan,” “estimate,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “potential,” “would,” “may,” “probable,” “likely,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements, estimates and projections regarding the effects of the proposed Nabors’ Completion and Production Services businesses (“NCPS”) transaction, our business outlook and plans, future financial position, liquidity and capital resources, operations, performance, acquisitions, returns, capital expenditure budgets, costs and other guidance regarding future developments. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement for the proposed NCPS transaction will be consummated, are forward-looking statements within the meaning of federal securities laws.

Forward-looking statements are not assurances of future performance. These forward-looking statements are based on management’s current expectations and beliefs, forecasts for our existing operations, experience, and perception of historical trends, current conditions, anticipated future developments and their effect on us, and other factors believed to be appropriate. Although management believes that the expectations and assumptions reflected in these forward-looking statements are reasonable as and when made, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all). Moreover, our forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control, which may cause actual results to differ materially from our historical experience and our present expectations or projections which are implied or expressed by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure of the stockholders of C&J to approve the proposed NCPS transaction; the risk that the conditions to the closing of the proposed NCPS transaction are not satisfied; the risk that regulatory approvals required for the proposed NCPS transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed NCPS transaction; uncertainties as to the timing of the proposed NCPS transaction; competitive responses to the proposed NCPS transaction; costs and difficulties related to the integration of C&J’s business and operations with the NCPS business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed NCPS transaction; unexpected costs, charges or expenses resulting from the proposed NCPS transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed NCPS transaction; any changes in general economic and/or industry specific conditions; risks relating to economic conditions; volatility of crude oil and natural gas commodity prices; delays in or failure of delivery of current or future orders of specialized equipment; the loss of or interruption in operations of one or more key suppliers or customers; oil and gas market conditions; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation of hydraulic fracturing; operating risks; the adequacy of our capital resources and liquidity; weather; litigation; competition in the oil and natural gas industry; and costs and availability of resources.

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